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                                              Filed pursuant to Rule 424 (b) (3)
                                              Registration No. 333-43835

PROSPECTUS

                       GENERAL DATACOMM INDUSTRIES, INC.

     $25,000,000 PRINCIPAL AMOUNT OF 7 3/4% CONVERTIBLE SENIOR SUBORDINATED
                              DEBENTURES DUE 2002
 $25,000,000 PRINCIPAL AMOUNT OF NON-CONVERTIBLE SENIOR SUBORDINATED NOTES DUE
                                      2002

          4,287,429 SHARES OF COMMON STOCK (PAR VALUE, $.10 PER SHARE)

     This Prospectus relates to the offering of the following securities (collectively, the "Securities") consisting of $25,000,000 aggregate principal amount of 7 3/4% Convertible Senior Subordinated Debentures due 2002 (the "Debentures") of General DataComm Industries, Inc., a Delaware corporation ("GDC" or the "Company"), the $25,000,000 aggregate principal amount of Non-Convertible Senior Subordinated Notes due 2002 (the "Notes") issuable upon exchange of the Debentures and the maximum 4,287,429 shares of Common Stock, $.10 par value, issuable upon conversion of the Debentures, if the maximum reset of the conversion price occurs.

     The Debentures were initially issued and sold on September 26, 1997 in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), to persons reasonably believed by the Company to be "qualified institutional buyers" (as defined by Rule 144A under the Securities Act) ("Rule 144A"), or "Accredited Investors" (as defined in Rule 501(a)(1),(2),(3), (5) or (7) under the Securities Act). The Securities may be offered and sold from time to time by the holders named herein (see "Plan of Distribution") (collectively, the "Selling Holders") pursuant to this Prospectus.

     Interest on the Debentures accrues at the rate of 7 3/4% per annum and is payable semi-annually on the 30th day of March and September of each year commencing March 30, 1998. The Debentures are subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company.

     Each Debenture may be converted at any time at the option of the holder into shares of Common Stock, at a conversion price of $6.86 per share (equivalent to a conversion rate of approximately 145.8 shares of Common Stock for each $1,000 principal amount of the Debentures, subject to adjustment in certain circumstances. Such Conversion Price will be reset on each of March 30, 1998 and September 30, 1999 (each a "Reset Date") to the average Closing Price (as defined herein) of Common Stock for the ten previous trading days preceding a Reset Date plus the original premium thereof if lower than the initial Conversion Price. In no event may the Conversion Price be reset at a price lower than 15% below the initial Conversion Price or be reset on the second Reset Date at a price higher than the Conversion Price set on the first Reset Date. On January 27, 1998 the closing price of the Common Stock (symbol "GDC") as reported on the New York Stock Exchange was $3.88 per share.
                                                        (Continued on next page)

     PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS" ON PAGES 7 TO 12.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                The Date of this Prospectus is January 28, 1998.
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     The Debentures may not be redeemed prior to September 30, 2000. The
Debentures are redeemable in whole or in part, at the sole option of the Company, at the redemption prices set forth herein at any time on or after September 30, 2000, plus accrued interest to the date fixed for redemption, provided, however, that the Debentures are not redeemable on and after September 30, 2000 and prior to September 30, 2001 unless the closing price (as defined) of the Common Stock has equaled or exceeded 150% of the conversion price then in effect for at least 20 trading days within 30 consecutive trading days ending within five trading days before notice of redemption is mailed.

     In addition, during the 30 day period commencing September 30, 2000, each holder of the Debentures shall have the right to require the Company to repurchase such Debentures at a repurchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest. The Company may satisfy such repurchase obligations through the issuance of the Notes which will be subordinated to the same extent and due on the same maturity date as the Debentures, and have substantially the same terms as the Debentures, except the Notes shall not be convertible and shall bear a rate of interest in order to have a market value of 100% of their principal amount on the date of repurchase, as determined by a nationally recognized investment banking firm chosen by the Company; provided that the interest rate shall not exceed 14% per annum.

     If at any time there occurs a Change in Control (as defined herein), each holder of the Debentures, and the Notes if issued in exchange therefore, shall have the right for a limited period to require the Company to repurchase such Debentures or Notes, as the case may be, at a repurchase price for the Debentures or Notes of the principal amount of the Debentures or Notes, plus accrued and unpaid interest. The Company may satisfy its repurchase obligations upon a Change in Control through the issuance of shares of Common Stock (valued at the Market Price as defined herein).

     Application has previously been made for the Debentures to be designated as eligible for trading in the National Association of Securities Dealers, Inc. Private Offering, Resales and Trading through Automated Linkages ("PORTAL") market.

     The Selling Holders will receive all of the net proceeds from the sale of the Debentures or Notes and the shares of Common Stock issuable upon conversion of the Debentures and will pay any and all underwriting discounts and selling commissions applicable to the sale of such Securities. The Registration Statement on Form S-3 of which this Prospectus is a part (the "Registration Statement") has been filed with the Securities and Exchange Commission (the "SEC" or the "Commission") pursuant to the Company's obligations under a registration rights agreement dated as of September 26, 1997 (the "Registration Rights Agreement"). The Company is responsible for payment of all other expenses incident to the registration of the Securities registered hereunder (excluding personal legal and accounting fees of the Selling Holders).

     The Selling Holders and any broker-dealers, agents or underwriters which participate in the distributions of the Securities offered hereby may be deemed to be "underwriters" within the meaning of the Securities Act, and any commission received by them or purchases by them of such Securities at a price less than the initial price to the public may be deemed to be underwriting commissions or discounts under the Securities Act.

     It is estimated that the aggregate amount of fees and expenses payable by the Company in connection with the registration of the Securities offered hereby will be approximately $100,000. The Company intends to keep the Registration Statement effective for a period of two years following the initial issuance of the Debentures on September 26, 1997, unless the two-year holding period required by Rule 144(k) under the Securities Act ("Rule 144") is shortened, in which case the Registration Statement will be kept effective for such shorter period.

     THIS PROSPECTUS INCLUDES CERTAIN FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY. SUCH STATEMENTS REFLECT SIGNIFICANT ASSUMPTIONS AND SUBJECTIVE JUDGMENTS BY THE COMPANY'S MANAGEMENT CONCERNING ANTICIPATED RESULTS. THESE ASSUMPTIONS AND JUDGMENTS MAY OR MAY NOT PROVE TO BE

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CORRECT. MOREOVER, SUCH FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND
UNCERTAINTIES THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS. FOR A DISCUSSION OF SUCH RISKS, SEE "RISK FACTORS." INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF. THE COMPANY UNDERTAKES NO OBLIGATION TO RELEASE PUBLICLY ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OCCURRING OR CIRCUMSTANCES ARISING AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

                             AVAILABLE INFORMATION

     GDC is subject to the informational requirements of the Securities Exchange Act of 1934 ("Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, NW, Washington, D.C. 20549 and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates. The Commission also maintains a web site that contains reports, proxy statements and information statements and other information regarding registrants that file electronically with the Commission, including the Company, at http:// www.sec.gov. The Company's Common Stock is listed on the New York Stock Exchange and such reports, proxy statements and other information regarding the Company can also be inspected at the offices of such Exchange. In addition, the Company has agreed, for so long as any of the Securities remain outstanding, to make available to any prospective purchaser of the Securities or beneficial holder of the Securities in connection with any sale thereof, the information required by Rule 144A(d)(4) until two years (or shorter period if the holding period under Rule 144 is shortened) after the issuance of the Debentures.

     This Prospectus forms a part of a registration statement on Form S-3 filed by the Company with the Commission under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices referred to above.

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                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1997 and proxy statement on Schedule 14A dated December 10, 1997, which have been filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference in and made a part of this Prospectus.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part of this Prospectus from the date of filing of such documents.

     Any statement contained in this Prospectus shall he deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in any subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each prospective purchaser to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents) and any other information requested thereby as described above under "Available Information". Such written or oral request should be directed to General DataComm Industries, Inc., 1579 Straits Turnpike, Middlebury, Connecticut, 06762-1299, Attention:
Vice President, Business Development (telephone number 203-574-1118).

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                               PROSPECTUS SUMMARY

     This summary does not purport to be complete and is qualified in its entirety by reference to the detailed information and consolidated financial information appearing elsewhere in this Prospectus, or incorporated by reference herein. Terms not defined in this Summary are defined elsewhere herein.

                                  THE COMPANY

     General DataComm Industries, Inc., incorporated in 1969 under the laws of Delaware, is a provider of internetworking and telecommunications equipment. The Company is focused on providing multiservice provisioning solutions using ATM switching and multiservice access products. The Company designs, assembles, markets, installs and maintains products and services that enable telecommunications common carriers, governments and corporations to better and more cost effectively manage their global telecommunications networks.

     The Company sells and services its products primarily to corporations, governments and common carriers (telephone and cable companies) through its own worldwide sales and service organizations, as well as through Original Equipment Manufacturers (OEMs), system integrators, distributors and value-added resellers. The Company's products are assembled primarily in its Naugatuck, Connecticut facility.

                           GLOSSARY OF PRODUCT TERMS

     The following is a brief explanation of product terms used in the Section entitled "Risk Factors".

          Traditional analog modem and digital data set product lines. A modem accepts a digital signal from a terminal device (such as personal computer) and transforms the signal into an analog signal for transmission over a telecommunications line. At the destination location, another modem receives the analog signal and transforms it back to a digital signal for presentation to its associated terminal device. GDC has been producing modems since 1970. Its "traditional" analog modems operate at lower speeds up to 19,200 bits per second (bps), or also described as 19.2 Kilobits per second (Kbps).

          Digital data sets are telecommunications devices which connect to a terminal, such as a personal computer, accepting a digital signal from that terminal device and transmitting it in digital form over a telecommunications line to a nearby central office. Digital data sets provide more error free transmission that do analog modems, but their range is limited to a few miles, typically connecting a subscriber premise to the nearest telephone central office. Traditional digital data sets operate at speeds up to 64 Kbps and have no network management capability.

          High-speed network-managed digital data sets. High speed refers to speeds greater than 128 Kbps; typical devices operate at 768 Kbps and 1.544 Megabits per second (million bits per second) (Mbps). "Network managed" refers to the capability for the data set connected on the line to be able to provide information to a management station about the operational status of the data sets and associated lines.

          Advanced Network Access products. These comprise the newer high speed network managed digital data sets, access multiplexers and analog modems operating at speeds of 28.8 Kpbs and higher.

          ATM cell switches. ATM (Asynchronous Transfer Mode) is a technology whereby information from a source such as a computer is formatted into standard length cells, each consisting of multiple bits of information, which are forwarded through a network to a destination. ATM switches are devices which accept communication traffic in cell format, and switch the cells to an outbound circuit for onward transmission to their ultimate destination. Some ATM switches are especially packaged to meet the environmental and power system requirements of telephone company central office environments.

          Advanced Network Access product line. Network access products are communication devices which enable transport of voice and data traffic over the local telephone line which runs from a subscriber's premises to a telephone company central office. They provide "Access" to the network backbone for the subscriber. "Advanced Network Access" is a GDC term for its family of transmission products.

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          Access multiplexers. Multiplexers reduce the number of
     telecommunication lines which are required by the customer for the transmission of data. A multiplexer accepts multiple data signals at one end of a multiplexing subsystem and consolidates the multiple signals for transmission over a single telecommunication line; at the other end of the telecommunication line another multiplexer receives the consolidated signal and separates it back into multiple signals.

          Access multiplexers as provided by GDC are of two types. The first type is typically located at the customer premises and accepts voice and data signals which are consolidated into one or two local lines for connection to the nearest central office. The second type is typically located in a service provider office and consolidates multiple signals transmitted from multiple subscribers over local telecommunication lines using individual low or high speed digital data sets at the subscriber premises.

          Networking Multiplexer equipment. These are multiplexers which are used in the core of a network. They typically have multiple trunk circuits that connect to two or more other nodes in the same network. They will also accept connections of local loops from access equipment located at a remote subscriber premises.

          Enterprise networks. This term is applied to private networks which are built by business enterprises to support their internal communication needs.

          Wide Area Network (WAN) ATM products. A wide area network is a communication network which extends beyond the boundary of a single building or a campus environment. Wide area network ATM products are ATM switches of various capabilities (5 Gigagbits per second, 10 Gbps, 20 Gbps, etc.) and have sophisticated networking capabilities to accommodate cell set up and tear down and control network congestion. Because of these features, wide area network ATM switches are more expensive than local area network ATM switches.

          Local Area Network (LAN) ATM Products. A local area network typically provides communications within a single user work group or within a single building. Local area network ATM products tend to be lower cost and have lower functionality than wide area network products. Products would include switches and network interface cards which plug into workstations or personal computers.

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                                  RISK FACTORS

CONTINUING LOSSES AND AVAILABILITY OF CREDIT

     The Company reported losses of $11.5 million and $42.8 million for the quarter and year ended September 30, 1997, respectively, recently announced a loss of $13.9 million for the quarter ended December 31, 1997 and has sustained losses for the past thirteen quarters. The Company believes such continuing losses reflect the combined impact of reduced product revenue levels (partially attributable to slower-than-expected ATM product acceptance) and continued heavy investments in its Asynchronous Transfer Mode ("ATM") and Advanced Network Access ("Access") product lines and technologies. For the year ended September 30, 1997 revenues were down $27.4 million, or 11.6%, from one year ago. Concurrently, gross research and development spending was up by $7.3 million or 15.9% on a year-to-year basis. The combined impact of lower revenues and higher research and development spending accounted for most of the increase in reported net losses for the year ended September 30, 1997, as compared to the corresponding period one year earlier. There can be no assurance that the Company will not face revenue risks in the future from, among other factors, delays in obtaining full operating capability of key products, continued lower than anticipated expenditures by RBOCs, continued downward pricing pressures, difficulties in maintaining key personnel, over-extension of managerial and research and development resources, and the continued immaturity of, or the Company's failure to achieve significant growth in, the market for ATM-based products. There can be no assurance as to when the Company will achieve net income and some customers may be or may become concerned with respect to the Company's ability to support its products.

     If the Company continues to sustain losses it may not be in compliance with relevant covenants and other provisions in its new bank loan and security agreement requiring, among others, maintaining a stockholders equity (as defined therein) of not less than $80,000,000 at the end of any quarter, and if a waiver or amendment is not obtained, the Company may be unable to borrow funds under such agreement. In such case the Company will be required to seek other financing to fund its operations and there can be no assurance the Company will be able to obtain such financing, or if obtained, on terms deemed favorable by management. Furthermore, in the event the Company does default on its obligations under such loan and security agreement, such default may result in the acceleration of the $15 million term loan outstanding under such loan and security agreement and other outstanding indebtedness.

FUTURE SALES DEPENDENT ON SHIFT IN PRODUCT MIX

     The Company's product mix is still shifting from its traditional analog modem and digital data set product lines, to high-speed network-managed digital data sets, Advanced Network Access products and ATM cell switches. In the Company's Advanced Network Access product line, sales of analog modems and non-managed digital data sets are declining while sales of high-speed, network-managed digital data sets and access multiplexers are increasing. The Company is experiencing price pressures in both sectors. The markets for the Company's traditional analog products are mature and generally declining with corresponding pricing decreases. For fiscal 1997, Advanced Network Access product sales (including licensing fees) accounted for approximately 47% of net product sales, as compared to approximately 49% in fiscal 1996. Sales of Networking Multiplexer equipment declined from approximately 35% of total product sales in fiscal 1995 to 28% and 29% in fiscal 1996 and 1997, respectively. The Company believes this decline is primarily due to changes in networking technology being used in enterprise networks. Revenues from ATM switches and related products accounted for approximately 15% of product sales in fiscal 1995, and grew to 23% and 24% of product sales in fiscal 1996 and fiscal 1997, respectively. The ability of the Company to maintain or increase revenues during the next several years is dependent upon sales of its ATM cell switches and expansion of its access multiplexer product lines, including its Metroplex 6000 and Universal Access 7000 product lines. There can be no assurance that the Company will be able to significantly increase sales of such products.

SLOWER THAN EXPECTED MARKET DEVELOPMENT; CONTINUING IMMATURITY OF ATM MARKET AND ATM PRODUCTS.

     In 1997, the Company found that sales of ATM-based products fell below both the Company's internal and market expectations. There can be no assurance that the market for ATM-based products will develop

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significantly. Moreover, there is already intense competition among ATM product manufacturers and the ATM market is subject to both rapid advances in technology and greater demand for more flexible, cost-effective solutions. The development of the Company's ATM-based products has required and will continue to require significant research and development expenditures. Any failure by the Company to anticipate or respond adequately to changes in technology or customer preferences, or any significant delays in product development, introduction or delivery would materially adversely affect the Company's ability to develop the market for its ATM-based products. There cannot be any assurance that the Company's products will meet evolving market requirements and that the Company will be successful in gaining market acceptance for its own products.

     Although many network equipment suppliers have introduced ATM-based products, the Company believes ATM market is still in the "early adopter" phase of its development. Though it may have advanced to later stages of such "early adopter" phase, the Company believes buying motivations of its customers are still driven by technology and features. There are two distinct market segments:
Wide Area Network (WAN) ATM products and Local Area Network (LAN) ATM products. The Company's ATM products are oriented to WAN applications. WAN deployment of ATM technology in the carrier market segment has been sporadic, and buying and validation cycles for traditional service providers are long and costly. While ATM technology is being deployed, the timing and extent of any broader deployment cannot be predicted. Certain other large-scale telecommunications technology "breakthroughs", such as Integrated Services Digital Network ("ISDN"), have taken longer to be deployed than originally anticipated. ATM technology requires an extended cycle to prove ease-of-use, functionality, predictability, manageability and cost.

     Even if ATM technology gains broader market acceptance, there can be no assurance the Company's ATM cell switches will be purchased in significantly increased quantities. Although a number of telecommunications carriers and corporations are implementing the Company's ATM switches, these entities are not obligated to continue to purchase any of GDC's switches. Moreover, there already is intense competition among ATM switch manufacturers, and the ATM market will be subject to both rapid advances in technology and greater demand for more flexible, cost-effective solutions. In addition, the success of the Company's ATM switching technology is dependent on the adequacy of the Company's continued development of such products, its financial resources and its manufacturing and support services capabilities. Failure of the Company to attain success in the market for ATM-based products will have a material adverse effect on the Company.

DEPENDENCE ON KEY PRODUCTS; HIGH ATM RESEARCH AND DEVELOPMENT COSTS.

     The Company is dependent upon the success of its ATM-based products. The Company continued to invest heavily in ATM research and development during fiscal 1997. Gross research and development spending increasing by $7.3 million, or 15.9%, as compared to fiscal 1996. Spending related to ATM products, including development of the Company's next-generation Strobos product line, accounted for the entire year-to-year increase and was principally comprised of costs related to compensation, outsourced development costs and prototype build costs for the Strobos product line. Fiscal 1997 ATM-related research and product development expenditures amounted to 54% of total research and product development spending, as compared to 47% in fiscal 1996. Fiscal 1997 gross research and development spending amounted to 25.5% of consolidated revenue, up from 19.4% in fiscal 1996, reflecting the combined impact of an elevated spending level and a reduced revenue base. The complexity of the ATM technology has in the past demanded, and will continue to demand, significant research and product development investment. There can be no assurance that the Company will attain sufficient market acceptance for its ATM-based products in the near future.

CURRENT CREDIT FACILITY; RESTRICTIONS IMPOSED BY THE TERMS OF THE COMPANY'S INDEBTEDNESS.

     The Company currently has in place a new $40 million loan and security agreement comprised of a $25.0 million (maximum value) revolving credit facility and a $15.0 million term loan facility (proceeds received on October 22, 1997). Most assets of the Company, including accounts receivable and inventories, are pledged as collateral. The amount of available borrowings may be reduced to less than $25 million in accordance with a borrowing base formula related to levels of certain accounts receivable and inventories. The borrowing base

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

under the formula tends to decline at interim points of a quarter and increase at the end of each quarter due to a cycle of increased shipments and related accounts receivable toward the end of any quarter. At November 30, 1997, the maximum amount available for borrowing under the borrowing base formula approximated $20.7 million, of which none was used for outstanding borrowings and $0.9 million was used for outstanding letters of credit, and the balance of $19.8 million remained available to the Company for future use.

     The new loan and security agreement does include covenants which may limit access to future borrowings and may accelerate payment requirements on outstanding borrowings. The most restrictive covenant requires the maintenance of a minimum balance of $80 million for the sum of stockholders' equity (excluding future foreign currency translation adjustments) and the outstanding Debentures. As such balance at September 30, 1997 was $105 million, this covenant effectively limits the sum of cumulative future losses and preferred stock dividend payments, less 60 percent of the value of new capital stock issued, to $25 million. In the event of non-compliance with financial or other covenants, the Company would have to obtain a waiver or amendment from the lender. However, there is no assurance that the lender would grant such a waiver or amendment and in such case the Company would have to pursue other sources of financing. In the past the Company has relied on its ability to offer for sale its common stock, preferred stock, convertible debentures and/or warrants as viable alternative sources of financing. The availability and terms of such offerings in the future will depend on such items as the Company's future financial performance and its ability to demonstrate favorable trends in reported financial results. As a result, these sources may not be available, or may be available on less favorable terms, in the future. The Company's inability to have access to the new loan and security agreement and/or alternative financing sources would have a material adverse effect on the Company's financial condition.

     Since the Company realized losses of $11.5 million and $42.8 million, respectively, for the quarter and year ended September 30, 1997 and a loss of $13.9 million for the quarter ended December 31, 1997, a combination of cost reductions and revenue growth is required in fiscal 1998 to maintain compliance with the loan's financial covenants. Management has implemented and is committed to execute further cost reduction actions as necessary to improve the Company's operating results and maintain availability of the new loan and security agreement.

COMPETITION

     Each of the segments of the telecommunications and networking industries is intensely competitive. Many of GDC's current and prospective competitors have greater name recognition, a larger installed base of networking products, more extensive engineering, manufacturing, marketing, distribution and support capabilities and greater financial, technological and personnel resources.

     Many of the participants in the networking industry, including, among others, Nortel, Cisco, ADC Telecommunications, Ascend Communications, Siemens, FORE Systems, and Newbridge Networks have targeted the WAN ATM market segment. Other companies are expected to follow. In addition, traditional suppliers of central office switching equipment, such as Alcatel, Lucent Technologies, DSC Communications, Fujitsu, Hitachi, and LM Ericsson have already or are expected to offer ATM-based switches for central offices. Each competitor offers a unique solution and all are formidable competitors. The Company is not anticipating growth in its market share for its ATM-based products. However, the Company believes it can maintain such share as the over-all market for ATM-based products expands. There can be no assurance that the Company will be able to attain this objective.

RAPID TECHNOLOGICAL CHANGES

     The markets for the Company's products are characterized by rapid technological development, evolving industry standards, emerging network architectures and frequent new product introductions. Rapid technological development substantially shortens product life cycles and may lead to technological obsolescence. The Company's success will depend, in part, upon its ability to influence the development of industry standards, to enhance and expand existing products and to select, develop, manufacture and market, in a timely, cost-effective manner, new products that achieve market acceptance. Moreover, announcements of product enhancements or new product offerings may cause customers to defer purchasing of existing GDC products.

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     In the ATM market, the development of comprehensive industry standards is evolving. The Company believes that its ability to compete successfully in the ATM market is also dependent upon the compatibility and interoperability of its products with products and architectures of other vendors. The Company anticipates adding various features to its ATM cell switches in the future but there can be no assurances that the Company will be able to effect such product enhancements or that it will be able to do so on a timely and cost-effective basis. In the past, the Company has on occasion experienced delays in its introductions of product enhancements and new products. Current product line expansion is directed towards the area of low cost ATM access, multimedia, voice, video and switch capacity increases. Delays in product development, enhancement, production or marketing could have a material adverse effect on the Company.

LOW PATENT PROTECTION

     The Company has a number of patents covering key elements of its products. However, the Company believes that patent protection does not constitute a significant barrier to entry into the market and that the Company competes primarily on the basis of timeliness and effectiveness of its product development enhancement and delivery. There can be no assurance that the Company will be able to compete successfully on such bases.

MANUFACTURING AND SUPPORT SERVICES CAPABILITY

     Any delay or interruption in the manufacturing and/or customer service and support of GDC products could adversely affect market acceptance of the Company's products. As features and/or enhancements are added to the Company's ATM switches and access products, software errors, functional limitations and manufacturing problems have previously arisen and may arise in the future. If such issues are not resolved in a timely and adequate manner upon occurrence, customer acceptance of such products may be adversely affected.

RELIANCE ON KEY COMPONENTS AND SUBCONTRACTORS

     The Company's products use certain components, such as microprocessors, memory chips and pre-formed enclosures that are acquired or available from one or a limited number of sources. The Company has generally been able to procure adequate supplies of these components in a timely manner from existing sources. However, the Company's inability to obtain a sufficient quantity of these components as required, to obtain components with the requisite technical capabilities, or to negotiate agreements with alternative sources at acceptable prices and within a reasonable time, could result in delays or reductions in product shipments which could materially affect the Company's operating results. In addition, the Company sometimes relies on subcontractors and anticipates expanding such reliance. The inability of such subcontractors to deliver products in a timely fashion or in accordance with the Company's quality standards could have a material adverse effect on the Company's operating results.

QUARTERLY EARNINGS FLUCTUATIONS

     The Company's quarterly operating results may vary significantly depending on various tractors, some of which are not within the control of the Company. Additionally, a significant portion of the Company's shipments typically occurs in the last few weeks of a quarter. As a result, the Company's revenues have and may in the future shift from one quarter to the next, having a significant effect on reported results.

VOLATILITY OF STOCK PRICE

     The trading price of the Common Stock has fluctuated widely in response to quarter-to-quarter operating results, industry conditions, awards of orders to the Company or its competitors, new product or product development announcements by the Company or its competitors, and changes in earnings estimates by analysts. Any shortfall in revenue or earnings from expected levels could have an immediate and significant adverse effect on the trading price of the Company's Common Stock in any given period. As a result of this volatility, it may be difficult for an investor to make an investment decision with respect to the Company's

Common Stock or other securities. There can be no assurance that the volatility on the price of the Company's Common Stock will diminish at any time in the near future. In addition, the volatility of the stock markets in recent years has caused wide fluctuations in trading prices of stock of high technology companies independent of their individual operating results.

INTERNATIONAL OPERATIONS AND SALES

     International operations represented approximately 52% of the Company's revenues in fiscal 1997 as compared to 47% in fiscal 1996, and the Company is seeking to expand its international presence. The Company maintains full subsidiary operations in Canada, the United Kingdom, Mexico, France, Germany, Russia, Singapore, Venezuela, Brazil and Australia. Sales and technical support offices are maintained in Sweden, Japan, Hong Kong, China and Argentina. All other international sales are denominated in U.S. dollars. In total, the Company manages a worldwide distribution network with representatives in more than 60 countries. GDC's foreign operations are subject to all the risks inherent in international operations.

     The Company's foreign subsidiaries are exposed to foreign currency fluctuation risk since they are invoicing customers in local currencies while liabilities for product purchases from the parent company are transacted in U.S. dollars. The impact of foreign currency fluctuations on these U.S. dollar denominated liabilities resulted in currency exchange losses of $1,038,000, $325,000 and $323,000 in fiscal 1997, 1996 and 1995, respectively. The fiscal 1997 exchange loss is principally attributable to the impact of the strength of the U.S. dollar relative to the French franc and the German mark. Future unfavorable fluctuations in currency exchange rates may have an adverse impact on the Company's revenues and operating results. The Company historically has not entered into hedge contracts or any form of derivative or similar investment.

     In addition, a number of the Company's products, or components thereof, are manufactured abroad. Economic, political, business and military conditions in certain countries present operational risks which are greater than those in the United States.

HOLDING COMPANY STRUCTURE; RANKING

     The Company is a holding company that conducts substantially all of its operations through subsidiaries, and its ability to make debt service payments is dependent on the operations of its subsidiaries. The Debentures are effectively subordinated to all existing and future secured and other Senior Indebtedness of the Company (excluding Subordinated Indebtedness as defined herein) and to all existing and future indebtedness and other liabilities of the Company's subsidiaries.

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends to a significant extent upon the retention and attraction of executive officers and key management employees and technical personnel, including Charles P. Johnson, Chairman of the Board and Chief Executive Officer and Ross Belson, President and Chief Operating Office, Mr. Johnson is a founder of the Company. Neither of these executives has an employment agreement with the Company.

CONCENTRATION OF OWNERSHIP; EFFECT OF CERTAIN ANTI-TAKEOVER PROVISIONS

     As of November 28, 1997, Mr. Charles P. Johnson, Chairman of the Board and Chief Executive Officer of the Company, and all directors and executive officers of the Company, as a group, beneficially own, directly or indirectly, 67.1% and 91.7%, respectively, of the Company's Class B Stock and 1.9% and 6.2%, respectively, of the Company's Common Stock (including shares which could be acquired by the exercise of stock options within 60 days of November 28, 1997).

     The Company's Restated Certificate of Incorporation contains certain provisions that could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Such provisions could limit the price that certain investors might be willing to pay in the future for shares of the Company's Common Stock, thus making it less likely that a shareholder will receive a premium in any sale of shares. Certain of such provisions allow the Company to issue preferred stock with rights senior to those of the Common Stock and impose various procedural and other requirements which could make it more difficult for stockholders to effect certain corporate actions. Moreover, the Company's Board of Directors is divided into three classes, each of which serves for a staggered three-year term, making it more difficult for a third party to gain control of the Company's Board. In addition, the holders of the Company's Class B Stock have, under certain circumstances, greater voting power in the election of directors. Since the holders of Common Stock and Class B Stock vote separately as a class on all matters requiring an amendment to the Company's Restated Certificate of Incorporation, as well as on mergers, consolidations and certain other significant transactions for which stockholder approval is required under Delaware law, Mr. Johnson individually and the executive officers and directors as a group could veto any such transactions. See "Description of Capital Stock".

RESTRICTIONS ON PAYMENT OF DIVIDENDS

     The Company has never declared or paid any cash dividends on its Common and Class B stock. In addition, the terms of the Company's loan and security agreement prohibit the Company from paying cash dividends on its Common Stock, Class B Stock or any class of Preferred or Common Stock except the Company is permitted to pay cash dividends with respect to the Company's outstanding 9% Cumulative Convertible Exchangeable Preferred Stock ("9% Preferred Stock"), so long as there is no event of default and the Company has excess availability of at least $5,000,000 under such agreement. As a result, it is not anticipated that cash dividends will be paid in the foreseeable future on the Common Stock. See "Description of Capital Stock".

ABSENCE OF PUBLIC MARKET FOR THE DEBENTURES ON RESALE

     Prior to issuance, there was no trading market for the Debentures. Although the Placement Agent has advised the Company that it currently intends to make a market in the Debentures, it is not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Exchange Act. Accordingly, there can be no assurance that any market for the Debentures will develop or, if one does develop, that it will he maintained. If an active market for the Debentures fails to develop or be sustained, the trading price of the Debentures could be materially adversely affected.

     The Debentures have not been registered under any state securities laws and, unless and until so registered, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, registration under applicable state securities laws. See "Registration Rights Agreement" and "Plan of Distribution".

                                USE OF PROCEEDS

     The Selling Holders will receive all of the net proceeds from any sale of the Debentures, Notes issuable in exchange for the Debentures and the shares of Common Stock issuable upon conversion of the Debentures, and accordingly, the Company will receive none of the proceeds from the sales thereof.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth historical financial and other data of the Company as of and for the fiscal years ended September 30, 1995, 1996 and 1997, all of which was derived from the Company's audited Consolidated Financial Statements incorporated by reference herein. Separately, the table sets forth certain unaudited pro forma financial (loss per share) data for the years ended September 30, 1996 and 1997. The unaudited pro forma loss per share data assumes issuance of the Debentures on October 1, 1995 and is based on available information and certain assumptions that management believes are reasonable. The pro formal loss per share data does not purport to represent what the Company's loss per share would actually have been had the Debentures been issued on October 1, 1995.

     The following table should be read in conjunction with the Financial Statements and other data incorporated by reference in this Prospectus.

                                                     FISCAL YEARS ENDED SEPTEMBER 30,
                                               --------------------------------------------
                                                 1995           1996                 1997
                                               --------       --------             --------
REVENUES
Net product sales............................  $178,092       $189,019(1)          $163,857
Service revenue..............................    37,110         39,022               38,677
Lease revenue................................     5,991          7,088                5,232
                                                              ----------
                                               --------            ---             ----------
                                                               235,129
                                                221,193                             207,766
COSTS AND EXPENSE:
Cost of product sales........................    85,406         90,194               79,798
Inventory write-down and other items.........     7,600             --                   --
Amortization of capitalized software
  development costs..........................    11,500         11,600               12,000
Cost of services.............................    23,993         26,350               26,706
Cost of lease revenue........................       836            856                  609
Selling, general and administrative..........    88,232         86,734               86,196
Research and product development.............    28,244         34,121               40,876
                                                              ----------
                                               --------            ---             ----------
                                                               249,855
                                                245,811                             246,185
                                                              ----------
                                               --------            ---             ----------
OPERATING LOSS...............................                  (14,726)
                                                (24,618)                            (38,419)

OTHER INCOME (EXPENSE):
Interest, net................................    (2,355)        (2,051)              (2,823)
Other, net...................................       493            807(2)            (1,109)
                                                              ----------
                                               --------            ---             ----------
                                                                (1,244)
                                                 (1,862)                             (3,932)
                                                              ----------
                                               --------            ---             ----------
LOSS BEFORE INCOME TAXES.....................                  (15,970)
                                                (26,480)                            (42,351)
Income tax provision.........................                    1,200
                                                  1,150                                 400
                                                              ----------
                                               --------            ---             ----------
NET LOSS.....................................                 $(17,170)
                                               $(27,630)                           $(42,751)
                                                              =============
                                               ========                            ==========
LOSS PER SHARE:..............................                 $  (0.83)(1)(2)(4)
                                               $  (1.40)                           $  (2.11)(3)(4)
                                                              =============
                                               ========                            ==========

                                                                           AT SEPTEMBER 30,
                                                                         ---------------------
                                                                           1996         1997
                                                                         --------     --------
BALANCE SHEET DATA:
Cash and cash equivalents..............................................  $ 26,264     $ 21,526
Receivables............................................................    39,828       33,193
Inventories............................................................    44,588       41,749
Total assets...........................................................   205,054      187,335
Long-term debt (including current portion).............................    29,314       56,862
Stockholders' equity...................................................   122,186       80,028

---------------
(1) Includes technology license revenue of $2,459,000, or $0.12 per share, received from one customer, a significant portion of which represented a retroactive application of license fees.

(2) Includes a $1.0 million, or $0.05 per share, gain from the sale of real estate.

(3) Includes $(0.08) loss per share reflecting the impact of $1,800,000 paid for preferred stock dividends.

(4) Pro forma loss per share for the years ended September 30, 1996 and 1997 are $(0.94) per share and $(2.22) per share, respectively. The pro forma amounts include adjustments to previously reported net loss per share amounts to reflect the interest (and other) expense as if the Debentures had been issued on October 1, 1995.

     On January 22, 1998 the Company announced that revenues for the 1998 first fiscal quarter ending December 31, 1997 were $48.2 million versus the $59.0 million reported in the first quarter of fiscal 1997. There was a net loss for the period of $(13.9) million, or $(0.67) per share, compared to a net loss of $(5.7) million, or $(0.29) per share, in the same period one year ago. The net loss for the first quarter of fiscal 1998 includes a charge of $(2.5) million, or $(0.12) per share, for costs associated with certain actions taken recently in connection with the Company's ongoing cost reduction and restructuring program.

                                SELLING HOLDERS

     The Debentures were issued and sold September 26, 1997 in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the Company to be "qualified institutional buyers" (as defined by Rule 144A) or Accredited Investors as defined in Rule 501(a)(1)(2)(3)
(5) or (7) under the Securities Act. The Debentures and the shares of Common Stock issuable upon conversion of the Debentures or the Notes issuable in exchange for the Debentures may be offered and sold from time to time by the Selling Holders pursuant to this Prospectus. The Registration Statement of which this Prospectus is a part has been filed with the SEC pursuant to the Registration Rights Agreement.

     The Registration Statement has been filed pursuant to Rule 415 under the Securities Act to afford the holders of the Securities offered hereby the opportunity to sell such Securities in a public transaction rather than pursuant to an exemption from the registration and prospectus delivery requirements of the Securities Act.

The following are the Selling Holders:

                                                          PRINCIPAL AMOUNT
                                                           OF DEBENTURES
        NAME AND ADDRESS                                        HELD            OFFERED
        ------------------------------------------------  ----------------     ----------
        Baker Nye Securities L.P. ......................     $  750,000        $  750,000
        767 Fifth Avenue
        New York, NY 10153
        June H. Barrows.................................     $   50,000        $   50,000
        2 North LaSalle, 400
        Chicago, IL 60602
        Catholic Mutual Relief Society Retirement Plan &
          Trust.........................................     $  150,000        $  150,000
        4223 Center Street
        Omaha, NE 68105
        Catholic Mutual Relief Society of America.......     $  250,000        $  250,000
        4223 Center Street
        Omaha, NE 68105
        Connor Clarke & Company Ltd. ...................     $   50,000        $   50,000
        40 King Street West
        Toronto, Ontario M5H3Y2
        Corbel Investments..............................     $  130,000        $  130,000
        48 Par-La-Ville Roade, Suite #708
        Hamilton, HM 11, Bermuda
        Couderay Partners...............................     $  200,000        $  200,000
        2 North LaSalle, 400
        Chicago, IL 60602
        Damask Capital Ltd..............................     $  120,000        $  120,000
        PO Box 438 Tropic Isle Bldg
        Road Town Tortola
        British Virgin Islands
        Deeprock & Co...................................     $1,000,000        $1,000,000
        c/o Camden Asset Management L.P.
        10100 Santa Monica Blvd. Suite 770
        Los Angeles, CA 90067-4007

        First Delta Securities..........................     $  250,000        $  250,000
        350 Bay Street, Suite 400
        Toronto, Ontario M5H256

        Forest Convertible Opportunity Fund.............     $  100,000        $  100,000
        53 Forest Avenue
        Old Greenwich, CT 06870

                                                          PRINCIPAL AMOUNT
                                                           OF DEBENTURES
        NAME AND ADDRESS                                        HELD            OFFERED
        ------------------------------------------------     ----------        ----------
        Forest Fulcrum Fund, L.P........................     $  900,000        $  900,000
        53 Forest Avenue
        Old Greenwich, CT 06870

        Forest Global Convertible Fund Ser A-5..........     $  700,000        $  700,000
        c/o Olympia Capital, Williams House
        20 Reid St., Hamilton Bermuda

        Forest Global Convertible Fund Ser B-1..........     $   50,000        $   50,000
        c/o Olympia Capital, Williams House
        20 Reid St., Hamilton, Bermuda

        Forest Performance Fund.........................     $   50,000        $   50,000
        53 Forest Avenue
        Old Greenwich, CT 06870

        Forest Performance Greyhound....................     $   50,000        $   50,000
        53 Forest Avenue
        Old Greenwich, CT 06870

        Fox Family Portfolio Partnership................     $  100,000        $  100,000
        7701 Forsyth Blvd.
        St. Louis, MO 63105

        Roxanne H. Frank Trust..........................     $  200,000        $  200,000
        2 North LaSalle, 400
        Chicago, IL 60602

        Global Bermuda Limited Partnership..............     $3,950,000        $3,950,000
        By: Global Capital Management, Inc., General
          Partner
        601 Carlson Parkway, Suite 200
        Minnetonka, MN 55305

        Harris Foundation...............................     $  100,000        $  100,000
        2 North LaSalle
        Chicago, IL 60602

        Irving Harris Foundation A......................     $   50,000        $   50,000
        North LaSalle, 400
        Chicago, IL 60602

        Irving Harris Foundation B......................     $   50,000        $   50,000
        2 North LaSalle, 400
        Chicago, IL 60602

        Highbridge International LOC....................     $1,000,000        $1,000,000
        P.O. Box 30554 Seven Mile Beach
        Grand Cayman, Cayman Islands
        British West Indies

        JMG Convertible Investments, L.P................     $  300,000        $  300,000
        1999 Avenue of the Stars, #1950
        Los Angeles, CA 90067

        KA Management Ltd. .............................     $2,279,997        $2,279,997
        1712 Hopkins Crossroads
        Minnetonka, MN 55305

        KA Trading L.P..................................     $1,720,003        $1,720,003
        1712 Hopkins Crossroads
        Minnetonka, MN 55305

                                                          PRINCIPAL AMOUNT
                                                           OF DEBENTURES
        NAME AND ADDRESS                                        HELD            OFFERED
        ------------------------------------------------  ----------------     ----------
        Lakeshore International Ltd.....................     $2,500,000        $2,500,000
        By: Global Capital Management, Inc.
        Investment Manager
        601 Carlson Parkway, Suite 200
        Minnetonka, MN 55305
        LLT LTD.........................................     $   50,000        $   50,000
        Washington Mall One
        Church St., 4th Floor
        Hamilton, HM
        Bermuda
        Millenium Partner ..............................     $1,250,000        $1,250,000
        111 Broadway, 20th Floor
        New York, NY 10006
        D.E. Shaw Investments, L.P. ....................     $  250,000        $  250,000
        120 West 45th Street, 39th Floor
        New York, NY 10036
        D.E. Shaw Securities, L.P. .....................     $  750,000        $  750,000
        120 West 45th Street, 39th Floor
        New York, NY 10036
        Soundshore Partners L.P.........................     $1,000,000        $1,000,000
        29 Richmond Road
        Pembroke HM 08 Bermuda
        Toronto Dominion (New York) Inc.................     $  500,000        $  500,000
        31 West 52nd Street, 21st Floor
        New York, NY 10019
        TQA Arbitrage Fund, L.P. .......................     $  300,000        $  300,000
        31 West 52nd Street
        New York, NY 10019
        TQA Leverage Fund L.P. .........................     $  200,000        $  200,000
        31 West 52nd Street
        New York, NY 10019
        TQA Vantage Fund, Ltd. .........................     $  300,000        $  300,000
        31 West 52nd Street
        New York, NY 10019
        TQA Vantage Plus, Ltd. .........................     $  200,000        $  200,000
        31 West 52nd Street
        New York, NY 10019
        Triton Capital Investments L. P.................     $  300,000        $  300,000
        1999 Avenue of the Stars, Suite 1950
        Los Angeles, CA 90067
        W.H.I. Growth Fund, L.P.........................     $  500,000        $  500,000
        2 North LaSalle Street, 400
        Chicago, IL 60602
        AAM/Zazove Institutional Income Fund, L.P.......     $1,350,000        $1,350,000
        4801 W. Peterson, Suite 615
        Chicago, IL 60646
        Zazove Convertible Fund, L.P....................     $1,000,000        $1,000,000
        4801 W. Peterson, Suite 615
        Chicago, IL 60646

     Except for certain holders who own shares of the Company's 9% Preferred Stock, none of the holders has any relationship to the Company. If required, the names of any agents or underwriters involved in the sale of the Securities in respect of which this Prospectus is being delivered, along with any applicable agent's commission, dealer's purchase price or underwriter's discount, will be set forth in any accompanying supplement to this Prospectus (the "Prospectus Supplement"). Furthermore, information concerning Selling Holders set forth herein may change from time to time, and the changes will be set forth in such a Prospectus Supplement.

                              PLAN OF DISTRIBUTION

     The Company will receive no proceeds from this offering. The Debentures, Notes and Common Stock (collectively "Securities") offered hereby may be sold by the Selling Holders from time to time in transactions on PORTAL or the over-the-counter market (or the New York Stock Exchange with respect to the Common Stock) in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Holders may effect such transactions by selling the Securities to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Holders and/or the purchasers of the Securities for which such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

     In order to comply with the securities laws of certain states, if applicable, the Securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     The Selling Holders and any broker-dealers or agents that participate with the Selling Holders in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities may not simultaneously engage in market making activities with respect to the Securities of the Company for specified periods prior to the commencement of such distribution. In addition and without limiting the foregoing, each Selling Holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M and Rules 101, 102 and 104 thereunder which provisions may limit the timing of purchases and sales of the Company's Securities by the Selling Holders.

     The Company has agreed to indemnify the Selling Holders against certain civil liabilities in connection with the Registration Statement, including certain liabilities under the Securities Act.

                           DESCRIPTION OF DEBENTURES

     The Debentures were issued under an Indenture (the "Indenture") entered into between the Company and Continental Stock Transfer & Trust Company as Trustee (the "Trustee"). The Debentures are limited to an aggregate principal amount of $25,000,000 and are unsecured, senior subordinated obligations of the Company. The Debentures will be issued only as fully registered debentures, without coupons, in denominations of $1,000 and integral multiples of $1,000. All Debentures must bear a certificate of authentication executed by the Trustee. The Debentures will be transferable at the office maintained by the Trustee for such purpose, in the Borough of Manhattan, City and State of New York.

     The following is a brief description of the Debentures, which does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Indenture, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part.

MATURITY AND INTEREST

     The Debentures will mature on September 30, 2002, and bear interest from date of issue at the rate of 7 3/4% per annum, payable semi-annually on March 30 and September 30 of each year commencing March 30, 1998. Interest on the Debentures will be payable to the persons in whose names they are registered at the close of business on the 15th day of March and September. The Debentures are payable both as to principal and interest at the office maintained by the Company for such purpose, in the Borough of Manhattan, City and State of New York, provided that, at the option of the Company, payment of interest may be made by check mailed to the registered Debentureholders entitled thereto at their addresses as they appear on the registry books for the Debentures.

CONVERSION RIGHTS

     The holders of Debentures are entitled at any time prior to maturity to convert the principal amount into the Common Stock at the conversion price of $6.86 per share (equivalent to a conversion rate of approximately 145.8 shares of Common Stock for each $1,000 principal amount of the Debentures) as the same may be adjusted and as may further be adjusted on the two Reset Dates of March 30, 1998 and September 30, 1999 as set forth on the cover page of this Prospectus, except that the right to convert Debentures which are called for redemption expires at the close of business on the redemption date unless the Company defaults in the payment of the redemption price, in which case the conversion right shall terminate at the close of business on the date such default is cured and such Debentures are redeemed. Holders of Debentures at the close of business on an interest payment record date shall be entitled to receive the interest payable on such Debentures on the corresponding interest payment date notwithstanding the conversion thereof following the close of business on such interest payment date. However, Debentures surrendered for conversion during the period between the close of business on any interest payment record date and the close of business on the corresponding interest payment date (except Debentures called for redemption on a redemption date) must be accompanied by payment of an amount equal to the interest payment to be received on such interest payment date with respect to such Debentures presented for conversion. Except as provided above, the Company shall make no payment or allowance for unpaid interest on converted Debentures or for dividends on the shares of Common Stock issued upon such conversion.

     No adjustment with respect to interest on Debentures or any dividend on the Common Stock issued upon conversion will be made upon conversion of Debentures.

     No fractional shares will be issued upon conversion and, in lieu thereof, an adjustment in cash will be paid based upon the closing price (as defined in the Indenture) on the last trading day prior to the date of such conversion.

     The conversion rate applicable to the Debentures is subject to adjustment upon the occurrence of certain events, including: (i) the subdivision or combination of outstanding shares of Common Stock; (ii) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (iii) the issuance of rights, options or warrants to holders of Common Stock entitling them to subscribe for or acquire shares of Common Stock (or securities convertible into such shares) at less than the current Market Price per share (as defined) of Common Stock; and (iv) the distribution to holders of Common Stock of evidences of indebtedness or securities or assets (excluding cash dividends payable out of consolidated earnings or retained earnings or dividends payable in shares of Common Stock) or rights, options or warrants to subscribe for securities of the Company or any of its subsidiaries (other than those referred to above). No adjustment of the conversion rate will be required unless it would result in at least a 1% increase or decrease in the conversion rate; however, an adjustment not made is carried forward and taken into account in the next subsequent adjustment. Issuances of options and securities convertible into Common Stock are deemed to be issuances of the underlying Common Stock for purposes of adjustments to the conversion price. Whenever the conversion price is adjusted, the Company shall promptly mail to holders of the Debentures a notice of adjustment briefly stating the facts requiring the adjustment and the manner of computing it.

     Subject to the applicable rights of the holders of the Debentures upon a Change in Control, as described below, and subject to the provisions of the Indenture described below under "Consolidation, Merger,

Conveyance or Transfer", in case of any reclassification or change in the Common Stock (other than a change in par value or a subdivision or combination), any consolidation or merger of the Company with or into any other corporation (other than a merger in which the Company is the surviving corporation), or any sale or transfer of substantially all the assets of the Company, any holder of Debentures will be entitled, after the occurrence of any such event, to receive on conversion the consideration that such holder would have received had he converted immediately prior to the occurrence of such event. If in connection with any such reclassification, consolidation, merger, sale, transfer, or share exchange each holder of shares of Common Stock is entitled to elect to receive either securities, cash or other assets upon completion of such transaction, the Company will provide or cause to be provided to each holder of the Debentures the right to elect to receive the securities, cash or other assets into which the Debentures held by such holder will be convertible after completion of any such transaction on the same terms and subject to the same conditions applicable to holders of the Common Stock (including, without limitation, notice of the right to elect, limitations on the period in which such election will be made and the effect of failing to exercise the election). The above will similarly apply to successive reclassifications, consolidations, mergers, sales, transfers or share exchanges.

     The Company will reserve the right to make such adjustments in the conversion rate in addition to those required in the foregoing provisions as it shall determine to be advisable in order that the certain stock-related distributions which may hereafter be made by the Company to its stockholders shall not be taxable to them.

     The Company will reserve and at all times keep available, free from preemptive rights, out of its authorized but unissued stock, for the purpose of effecting the conversion of the Debentures, such number of shares of its duly authorized Common Stock as will from time to time be sufficient to effect the conversion of all outstanding Debentures.

OPTIONAL REDEMPTION BY THE COMPANY

     The Debentures will be redeemable at the option of the Company, in whole or in part, at any time on or after September 30, 2000, on not less than 30 nor more than 60 days' notice to each holder of the Debentures, at the percentages of the principal amount of the Debentures set forth below, together with accrued interest to the date of redemption; provided, however, the Debentures may not be redeemed on or after September 30, 2000 and prior to September 30, 2001 unless the Closing Price (as defined) of the Common Stock has equaled or exceeded 150% of the Conversion Price per share then in effect for at least 20 trading days within 30 consecutive trading days ending within five trading days before notice of redemption is mailed.

     If redeemed during the 12 month period beginning September 30 of the years indicated:

                                    YEAR                           REDEMPTION PRICE
            -----------------------------------------------------  ----------------
            2000.................................................       103.10%
            2001.................................................       101.55%

and on or after September 30, 2002, at a redemption price equal to 100% of the principal amount thereof, in all cases plus accrued and unpaid interest to the date of redemption.

     If less than all the Debentures will be redeemed, the Trustee shall by lot or pro rata, or such other method as the Trustee shall deem to be substantially equivalent thereto, select in such manner as it shall deem appropriate and fair in its sole discretion the particular Debentures to be redeemed, provided that no Debentures shall be redeemed in part in amounts other than $1,000 or integral multiples thereof.

     The term "Closing Price" shall mean the last sale price of the Common Stock shown on the Composite Tape of The New York Stock Exchange, Inc., or, in case no such sales take place on such day, the average of the closing bid and asked prices on the New York Stock Exchange, or if the Common Stock is not listed or admitted to trading on such exchange, on the principal national securities exchange on which the Common Stock is listed or admitted to trading, or if it is not listed or admitted to trading on any national securities exchange, the average of the closing bid and asked prices as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors of the Company for such purpose (other than the Company or a subsidiary thereof).

CHANGE IN CONTROL

     The holders of Debentures have special rights that become effective upon the occurrence of certain types of significant transactions affecting corporate control or ownership of the Company.

     Upon a Change In Control (as below defined), the holders of the Debentures will have the right, subject to certain conditions and restrictions, to require the Company to repurchase all or any part of their Debentures at a repurchase price equal to the principal amount thereof, plus accrued and unpaid interest, in cash. The Company may satisfy its repurchase obligations through the issuance of shares of Common Stock valued at the Market Price, as defined below, of the Common Stock.

     A "Change in Control" means the occurrence of any of the following events after the date of original issuance of the Debentures: (i) any person (including any entity or group deemed to be a "person" under Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) becomes the direct or indirect beneficial owner (as determined in accordance with Rule 13d-3 under the Exchange Act) of shares of the Company's capital stock representing greater than 50% of the total voting power of all shares of capital stock of the Company entitled to vote in the election of Directors under ordinary circumstances or to elect a majority of the Board of Directors of the Company, (ii) the Company sells, transfers or otherwise disposes of all or substantially all of the assets of the Company,
(iii) when, during any period of 12 consecutive months after the date of original issuance of the Debentures, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of the Company then in office (excluding from such calculation any election of directors by holders of the 9% Preferred Stock), or (iv) the date of the consummation of the merger or consolidation of the Company with another corporation where the stockholders of the Company immediately prior to the merger or consolidation, would not beneficially own immediately after the merger or consolidation, shares entitling such stockholders to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate class vote) to which all stockholders of the corporation issuing cash or securities in the merger or consolidation would be entitled in the election of directors, or where members of the Board of Directors of the Company immediately prior to the merger or consolidation, would not immediately after the merger or consolidation, constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or consolidation. See "Description of Capital Stock -- Class B Stock" for certain rights of Class B Stockholders.

     As used herein, "Market Price" of a share of the Common Stock will be the average of the daily Closing Prices of the Common Stock for the ten consecutive trading days ending on the last trading day preceding the date of the Change in Control.

PUT BY HOLDERS

     During the 30 day period commencing September 30, 2000, each holder of the Debentures shall have the right to require the Company to repurchase such Debentures at a repurchase price in cash equal to 100% of the principal amount thereof, plus accrued and unpaid interest. The Company may satisfy such repurchase obligations through the issuance of the Notes which will be nonconvertible senior subordinated notes and subordinated to the same extent and due on the same maturity date as the Debentures, and having substantially the same terms as the Debentures, except the Notes shall not be convertible and shall bear a rate of interest in order to have a market value of 100% of their principal amount on the date of repurchase, as determined by a nationally recognized investment banking firm chosen by the Company; provided that the interest rate shall not exceed 14% per annum.

SUBORDINATION

     The indebtedness evidenced by the Debentures is subordinated as summarized below to all Senior Indebtedness as herein defined and pari passu or senior in right of payment to any other existing and future indebtedness of the Company. The Debentures are also effectively subordinated to all existing and future indebtedness and other liabilities of the Company's subsidiaries. Senior Indebtedness is defined in the Indenture as the principal of, premium, if any, and interest on (a) any and all other Senior Indebtedness and obligations of the Company or (including indebtedness of others guaranteed by the Company) other than the Debentures, whether or not contingent and whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, which (i) is for money borrowed; (ii) is evidenced by any bond, note, debenture or similar instrument; (iii) represents the unpaid balance on the purchase price of any property, business, or asset of any kind; (iv) is an obligation of the Company as lessee under any and all leases of property, equipment or other assets required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles; (v) is a reimbursement obligation of the Company with respect to letters of credit; (vi) is an obligation of the Company with respect to interest swap obligations and foreign exchange agreements or (vii) is an obligation of others secured by a lien to which any of the properties or assets (including, without limitation, leasehold interests and any other tangible or intangible property rights) of the Company are subject, whether or not the obligations secured thereby shall have been assumed by the Company or shall otherwise be the Company's legal liability, and
(b) any deferrals, amendments, renewals, extensions, modifications and refundings of any indebtedness or obligations of the types referred to above; provided that Senior Indebtedness shall not include (i) the Company's 9% Convertible Subordinated Debentures due 2006 which may be issued in exchange for the 9% Preferred Stock (the "9% Debentures"); (ii) any indebtedness or obligation of the Company which, by its terms or the terms of the instrument creating or evidencing it, is both subordinated to any other indebtedness or obligations of the Company and is not superior in right of payment to the Debentures; (iii) any indebtedness or obligation of the Company to any of its subsidiaries and (iv) any indebtedness or obligation which is both incurred by the Company in connection with the purchase of assets, materials or services in the ordinary course of business and constitutes an unsecured trade payable.

     As of November 28, 1997, the Company had approximately $39,600,000 of indebtedness which qualified as Senior Indebtedness under the Indenture and, at November 28, 1997, its subsidiaries had approximately $43,750,000 of indebtedness. It is likely, however, that the Company will incur other Senior Indebtedness from time to time in the future. The Indenture will not prohibit or limit the incurrence of such additional indebtedness. The Company has agreed in the Indenture that it will not incur any indebtedness which is subordinate in right of payment to Senior Indebtedness unless such indebtedness will rank pari passu with or subordinate in right of payment to the Debentures. The Debentures will rank senior to the 9% Debentures if such 9% Debentures are issued.

     No payment may be made by the Company with respect to the principal of or premium, if any, or interest on the Debentures as and if (i) there shall be a failure in the payment of principal of or premium, if any, or interest on any Senior Indebtedness which has matured (whether by acceleration or otherwise) or
(ii) there shall be any other event of default with respect to any Senior Indebtedness, as such event of default is defined therein, as a result of which payment of such Senior Indebtedness has been declared to be due and payable or required to be prepaid prior to the stated maturity thereof, unless, and until, such event of default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded or annulled. In the event of any payment or distribution of assets of the Company upon dissolution, winding-up, liquidation or reorganization of the Company, the holders of all Senior Indebtedness will be entitled to receive payment in full of all principal, premium, if any, and interest before the holders of the Debentures will be entitled to receive any payment on account of principal or interest. By reason of the subordination provisions described herein, the holders of Senior Indebtedness and general creditors may receive more, ratably, than the holders of Debentures.

EVENTS OF DEFAULT; RIGHTS ON DEFAULT

     The following are "Events of Default" under the Indenture: failure to pay interest on the Debentures when due for 30 days, whether or not such payment is prohibited by the subordination provisions of the Indenture; failure to pay principal of any Debentures as and when such amounts become due and payable or the redemption price on the redemption date or the purchase price on the repurchase date thereof, whether or not such payment is prohibited by the subordination provisions of the Indenture; failure on the part of the Company to observe any of its other covenants under the Indenture for a period of 60 days after notice from the Trustee or holders of at least 25% in aggregate principal amount of the Debentures; and certain events of bankruptcy, insolvency, or reorganization of the Company.

     The Indenture provides that the Trustee shall, within 90 days after the occurrence of a default, give to the Debentureholders notice of all uncured defaults known to it, provided that, except in the case of default in the payment of the principal of or interest on any of the Debentures, the Trustee shall be protected in withholding such notice if in good faith it determines that the withholding of such notice is in the interests of the Debentureholders.

     The Company is required, pursuant to the terms of the Indenture, to furnish to the Trustee within 120 days after the close of each fiscal year a statement of certain officers of the Company to the effect that they have reviewed the activities of the Company and its performance under the Indenture and that, to the best of their knowledge, no default has occurred (or, if one has occurred, specifying its nature and status).

     The Indenture provides that during the continuance of any Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization), either the Trustee or the holders of not less than 25% of the Debentures then outstanding may declare the principal of all the Debentures, plus accrued interest, immediately due and payable by written notice to the Company (and to the Trustee, if given by the Debentureholders). In case an Event of Default resulting front certain events of bankruptcy, insolvency or reorganization shall occur, such amounts shall be due and payable without any declaration or any act on the part of the Trustee or the holders of the Debentures. Such declaration and its consequences may be rescinded and annulled in certain circumstances by the holders of a majority in aggregate principal amount of the outstanding Debentures except a default in the payment of principal or interest on any Debentures or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each Debenture. The holders of a majority in aggregate principal amount of the outstanding Debentures will also have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust power conferred on the Trustee, except as otherwise provided in the Indenture.

     The Indenture provides that in case an Event of Default shall occur (which shall not have been cured or waived) the Trustee will be required to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the Debentureholders, unless they shall have offered to the Trustee reasonable security or indemnity. Except as specifically provided in the Indenture, nothing therein will relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct.

     Except to enforce the right to receive payments when due of principal, premium, if any, and interest, no holder of any Debentures will have the right to institute suit to enforce the Indenture unless (1) the holder has given notice of the default to the Trustee, (2) the holders of at least 25% in aggregate principal amount of the Debentures outstanding have requested the Trustee to institute suit and have offered to provide the Trustee with reasonable indemnity against liability in connection with such suit, and (3) the Trustee has failed to institute such suit within a reasonable time (which in no event shall be less than 60 days) after receipt of such request and offer of indemnity.

     The Indenture will provide that the right of each holder of the Debentures to enforce his rights to receive payment of principal of and interest on the Debentures held by him or to convert such Debentures in accordance with the provisions of the Indenture will not be impaired without his consent.

SATISFACTION AND DISCHARGE

     The Indenture must be fully satisfied on the final maturity date (or date of full redemption) by the Company's deposit with the Trustee of sufficient funds to pay the principal and interest due or to become due on the Debentures to maturity or redemption and all other sums payable pursuant to the terms of the

Indenture, after complying with certain other procedures set forth in the Indenture. The Indenture may be satisfied prior to maturity by the Company's delivery to the Trustee of all of the outstanding Debentures for cancellation and paying all sums required to be paid pursuant to the terms of the Indenture.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

     The Company may not consolidate or merge with any corporation or convey or transfer its properties and assets substantially as an entirety to any person unless (a)(i) the Company is the surviving corporation following such merger or
(ii) the corporation (if other than the Company) formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer the properties and assets of the Company, is organized under the laws of the United States or any state thereof or the District of Columbia, and assumes all obligations of the Company under the Indenture and the Debentures;
(b) immediately after giving effect to such transaction, no Event of Default and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; and (c) certain officer's certificates and legal opinions are obtained.

MODIFICATION OF THE INDENTURE

     With certain exceptions, the obligations of the Company and the rights of the Debentureholders may be modified only with the consent of the Company and of the holders of not less than a majority in aggregate principal amount of the Debentures at the time outstanding; provided, however, that, without the consent of the holder of each Debenture so affected no such modification shall change the stated maturity of any Debentures, or reduce the principal amount thereof or any premium thereon, or reduce the amount or change the time of payment of interest thereon, or change the place or currency of payment, or impair the right of any Debentureholder to institute suit or the enforcement of any such payment when due, or change the conversion or subordination provisions of the Indenture in a manner adverse to the Debentureholders, or reduce the aforesaid percentage of Debentures the consent of the holders of which is required for any such modification, or the consent of the holders of which is required for any waiver (of compliance with certain provisions of the Indenture or certain defaults thereunder and their consequences) provided for in the Indenture, or modify any of the provisions in the Indenture relating to such modification or the waiver of default except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holders of each Debentures affected thereby. The Company and the Trustee also are permitted to supplement the Indenture without the consent of the Debentureholders for certain limited purposes.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange the Debentures in accordance with the Indenture. The Company may require a holder to, among other things, furnish appropriate endorsements and transfer documents and pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Debentures selected for redemption. Also, the Company is not required to transfer or exchange any Debentures for a period of 15 days before a selection of Debentures is to be redeemed.

     The registered holder of a Debenture may be treated as the owner of it for all purposes.

DELIVERY AND FORM

     The Debentures will be issued in registered form. Transfers of Debentures must be made in accordance with the terms of the Indenture.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as described in the Trust

Indenture Act, it must eliminate such conflict or resign. The Trustee, which is also the Trustee of the 9% Debentures if issued in exchange for the 9% Preferred Stock, will resign as such Trustee for the 9% Debentures prior to any such issuance to avoid a conflict and will be replaced by the Company with another trustee prior to any proposed exchange.

                         REGISTRATION RIGHTS AGREEMENT

     On September 26, 1997, the Company and the initial investors entered into the Registration Rights Agreement providing for the registration of the resales of the Restricted Securities (as defined below).

     Pursuant to the Registration Rights Agreement entered into between the Company and the initial investors, the Company is required to file with the Commission, within 90 days after the date of original issuance of the Debentures, a Shelf Registration Statement to register the resales of the Restricted Securities by the holders thereof who satisfy certain conditions relating to the provision of information in connection with the Shelf Registration Statement. The Company will use its reasonable best efforts to cause the Shelf Registration Statement to become effective within 150 days from the date of original issuance of the Debentures and to keep such Shelf Registration Statement effective until the second anniversary of the date of original issuance of the Debentures unless the two year holding period under Rule 144(k) is shortened, in which case the Company shall use its reasonable best efforts to keep such Shelf Registration Statement effective until the expiration of such shortened holding period under Rule 144(k). For purposes of the foregoing, "Restricted Securities" means each Debenture, each underlying share of Common Stock and each Note, as applicable, until the date on which such Debenture or underlying share of Common Stock or Note, as applicable, has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement, the date on which such Debenture or underlying share of Common Stock or Note, as applicable, is distributed to the public pursuant to Rule 144 or the date on which such Debenture or underlying share of Common Stock or Note, as applicable, may be sold or transferred pursuant to Rule 144(k) (or any similar provisions then in force).

     Holders of the Debentures, Notes and Common Stock will be required to make certain representations to the Company (as described in the Registration Rights Agreement) and will be required to deliver information to be used in connection with the Shelf Registration Statement and to provide comments on the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their Securities included in the Shelf Registration Statement. The Company has agreed to use its reasonable best efforts to file on a timely basis all such reports required to be filed under the Exchange Act as, and endeavor in good faith to take such other actions as are reasonably necessary to enable any beneficial owner of Debentures or shares of Common Stock issuable upon conversion thereof or Notes issued in exchange for Debentures to sell Restricted Securities without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144, as such rule may be amended from time to time, (ii) Rule 144A, as such rule may be amended from time to time, or (iii) any similar rules or regulations hereafter adopted by the Commission.

                          DESCRIPTION OF CAPITAL STOCK

     The current authorized capital of the Company consists of 35,000,000 shares of Common Stock, par value $.10 per share, 35,000,000 shares of Class B Stock, par value $.10 per share and 3,000,000 shares of Preferred Stock, par value $1.00 per share.

     The Board of Directors is authorized, pursuant to the Company's Restated Certificate of Incorporation, to provide for the issue of the shares of Preferred Stock in one or more series with such rights as the Board of Directors may determine.

COMMON STOCK

     The holders of shares of Common Stock of GDC are entitled to one vote per share on all matters submitted to stockholders. They are also entitled to vote separately as a class (as are the holders of shares of the Class B Stock described below) on all matters requiring an amendment to the Company's Restated Certificate of Incorporation, as well as on mergers, consolidations and certain other significant transactions for which stockholder approval is required under Delaware law. Holders of the Common Stock do not have preemptive rights or cumulative voting rights.

     Dividends on the Common Stock will be paid if, and when, declared. However, if a cash dividend is paid in respect of the Common Stock, a cash dividend must also be paid on the Class B Stock in an amount per share of Class B Stock equal to 90% of the amount of the cash dividends paid on each share of the Common Stock. Otherwise, however, the Common Stock and the Class B Stock rank equally as to dividends.

     The Company has never paid cash dividends on the Common Stock and Class B Stock and cash dividends (except as provided for by the Company's loan and security agreement allowing payment of dividends on the 9% Preferred Stock) are not permitted by the Company's loan and security agreement. Stock dividends on and stock splits of Common Stock will only be payable or made in shares of Common Stock.

     Upon liquidation, dissolution or winding up of the affairs of the Company, the holders of the Common Stock ratably with the holders of the Class B Stock (which are considered for this purpose one class) are entitled to receive the entire net assets of the Company remaining after payment of all debts and other claims of creditors and after the holders of each series of preferred stock, if any, have been paid the preferred liquidating distribution on their shares, if any, as fixed by the Board of Directors of the Company. The Common Stock is not convertible into shares of any other equity security of the Company.

     The Common Stock is freely transferable.

CLASS B STOCK

     The holders of shares of Class B Stock of GDC are entitled to one vote per share on all matters submitted to stockholders except that they are entitled to ten votes per share on the election of directors under certain circumstances. They are also entitled to vote separately as a class (as are the holders of shares of Common Stock) on all matters requiring an amendment to the Company's Restated Certificate of Incorporation, as well as on mergers, consolidations and certain other significant transactions for which stockholder approval is required under Delaware law. Holders of the Class B Stock do not have preemptive rights or cumulative voting rights.

     Dividends on the Class B Stock will be paid only as and when dividends on the Common Stock are declared and paid. Moreover, if a cash dividend is paid in respect of the Common Stock, a cash dividend must also be paid on the Class B Stock in an amount per share of Class B Stock equal to 90% of the amount of the cash dividends paid on each share of Common Stock. Otherwise, however, the Common Stock and the Class B Stock rank equally as to dividends. Stock dividends on and stock splits of Class B Stock will only be payable or made in shares of Class B Stock.

     In the event of liquidation or insolvency, each share of Class B Stock will be entitled to share ratably with the Common Stock in the assets remaining after payment of all debts and other claims of creditors, subject to the rights of any outstanding preferred stock.

     Holders of Class B Stock may elect at any time to convert any of or all such shares to shares of the Common Stock on a share-for-share basis. In the event that the number of outstanding shares of Class B Stock falls below 5% of the aggregate number of issued and outstanding shares of Common Stock and Class B Stock, or the Board of Directors and holders of a majority of the outstanding shares of Class B Stock approve the conversion of the Class B Stock into Common Stock, then the Class B Stock will automatically be converted into shares of Common Stock. In the event of such conversion, certificates formerly representing outstanding shares of Class B Stock will thereafter be deemed to represent the number of shares of Common Stock corresponding to the number of shares of Class B Stock thus converted.

     The Class B Stock is not transferable except to certain family members and related entities of the holder thereof.

SPECIAL VOTING REQUIREMENTS

     The Company's Restated Certificate of Incorporation contains a provision requiring a two-thirds vote on any merger or consolidation or any sale or other disposition of all or substantially all the Company's assets. It also contains a "fair price" provision requiring all stockholders to receive equal treatment in the event of a takeover which may be coercive. This "fair price" provision may not be amended except by a four-fifths vote of the stockholders and may be considered to have the effect of discouraging tender offers, takeover attempts, acquisitions or business combinations involving the Company. That provision also requires that business combinations involving the Company and certain "Acquiring Persons" (defined to include any person or entity which directly or indirectly owns or controls at least 5% of the voting stock of the Company) be approved by the holders of four-fifths of the Company's outstanding shares entitled to vote (other than shares held by an Acquiring Person with which or by or on whose behalf a business combination is proposed) unless such business combination either:

          (1) has been authorized by the Board of Directors of the Company prior to the time that the Acquiring Person involved in such business combination became an Acquiring Person; or

          (2) will result in the receipt by the other stockholders of the Company of a specified minimum amount and form of payment for their shares.

ANTI-TAKEOVER STATUTE

     Section 203 of the Delaware General Corporation Law ("DGCL") is applicable to corporate takeovers in Delaware. Subject to certain exceptions set forth therein, Section 203 of the DGCL provides that a corporation shall not engage in any business combination with any "interested stockholder" for a three-year period following the date that such stockholder becomes an interested stockholder unless (a) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (b) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares) or (c) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. Except as specified therein, an interested stockholder is defined to include any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date, and the affiliates and associates of such person. Under certain circumstances, Section 203 of the DGCL makes it more difficult for an "interested stockholder" to effect various business combinations with a corporation for a three-year period although the stockholders may, by adopting an amendment to the corporation's certificate of incorporation or by-laws, elect not to be governed by this section, effective twelve months after adoption. The Certificate of Incorporation and the By-laws do not exclude GDC from the restrictions imposed under Section 203 of the DGCL.

PREFERRED STOCK

     Preferred stock, including the Company's 9% Preferred Stock, may be issued in one or more series from time to time by action of the Board of Directors of GDC. The shares of any series of preferred stock may be convertible into Common Stock, may have priority over the Common Stock and Class B Stock in the payment of dividends and as to the distribution of assets in the event of liquidation, dissolution or winding up of the Company and may have preferential or other voting rights, in each case, to the extent, if any, determined by the Board of Directors of the Company at the time it creates the series of preferred stock. The 9% Preferred Stock is the only class of preferred stock outstanding.

     The Company has outstanding 800,000 shares of 9% Preferred Stock. The 9% Preferred Stock has a liquidation preference of $25.00 per share and ranks as to dividends and liquidation prior to the Common Stock. The 9% Preferred Stock is fully paid and nonassessable. Holders of 9% Preferred Stock do not have any preemptive rights. The 9% Preferred Stock is not subject to any sinking fund or other obligation of the Company to redeem or retire such stock. Unless converted, redeemed or exchanged, the 9% Preferred Stock will remain outstanding indefinitely.

     Holders of shares of 9% Preferred Stock will be entitled to receive, when, if and as declared by the Board of Directors of the Company out of funds of the Company legally available for payment, cash dividends at the annual rate of 9% or $2.25 per share. Dividends are payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year. Dividends on the 9% Preferred Stock are cumulative from the date of original issue.

     So long as the 9% Preferred Stock is outstanding, the Company may not declare or pay any dividend on Common Stock or other stock ranking junior to or on a parity with the 9% Preferred Stock or acquire Common Stock or any other stock ranking junior to or on a parity with the 9% Preferred Stock (except by conversion into or exchange for stock of the Company ranking junior to the 9% Preferred Stock), unless the full cumulative dividends on the 9% Preferred Stock have been paid, or contemporaneously are declared and paid, through the last dividend payment date. Should dividends not be paid in full on the 9% Preferred Stock, and any other preferred stock ranking on a parity as to dividends with the 9% Preferred Stock, all dividends declared on the 9% Preferred Stock and any other preferred stock ranking on a parity as to dividends with the 9% Preferred Stock will be declared pro rata, so that the amount of dividends declared per share on the 9% Preferred Stock and such other preferred stock will bear to each other the same ratio that accumulated dividends per share on the shares of 9% Preferred Stock and such other preferred stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the 9% Preferred Stock which may be in arrears.

     Pursuant to the Company's loan and security agreement and the relevant covenants therein, the Company is permitted to pay cash dividends on the 9% Preferred Stock, so long as there is no Event of Default and the Company has excess availability of $5,000,000 under such agreement.

     The holders of the 9% Preferred Stock are entitled at any time to convert the shares of the 9% Preferred Stock into Common Stock at the conversion rate of $13.65 per share subject to adjustment, except that, with respect to shares of the 9% Preferred Stock called for redemption or exchange, conversion rights will expire at the close of business on the redemption or exchange date, unless the Company defaults in the payment of the redemption price, in the issuance of 9% Debentures in exchange for the 9% Preferred Stock, or in the payment of the final dividend on the exchange date.

     The 9% Preferred Stock is exchangeable in whole, but not in part, at the sole option of the Company, for Debentures on any Dividend Payment Date on or after September 30, 1998 at a rate of $25.00 principal amount of the 9% Debentures for each share of the 9% Preferred Stock. The Company may not exchange any shares of the 9% Preferred Stock unless full cumulative dividends have been paid or set aside for payment on the 9% Preferred Stock and on any preferred stock ranking as to dividends on a parity with the 9% Preferred Stock.

     On and after the date of exchange of 9% Preferred Stock for 9% Debentures, the 9% Preferred Stock will cease to accumulate dividends, will no longer be deemed to be outstanding and will represent only the right to receive the 9% Debentures and accrued and unpaid dividends, if any, to the Exchange Date.

     In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, the holders of shares of the 9% Preferred Stock will be entitled to receive, out of the assets of the Company available for distribution to stockholders, before any distribution or payment is made to holders of Common Stock or any other stock of the Company ranking junior upon liquidation to the 9% Preferred Stock, liquidating distributions in the amount of $25.00 per share plus all accumulated and unpaid dividends to the date of liquidation.

     The 9% Preferred Stock is redeemable in whole or in part, at the sole option of the Company, at the redemption price of $25.00 per share at any time on or after September 30, 1999, plus accumulated and unpaid dividends to the date fixed for redemption, provided, however, the shares of the 9% Preferred Stock are not redeemable on and after September 30, 1999 and prior to September 30, 2000 unless the closing price (as defined) of the Common Stock has equaled or exceeded 150% of the conversion price then in effect for at least 20 trading days within 30 consecutive trading days ending within five trading days before notice of redemption is mailed.

     Unless full cumulative dividends on all outstanding shares of 9% Preferred Stock and any other preferred stock ranking on a parity with the 9% Preferred Stock have been or contemporaneously are declared and paid for all past dividend periods, the 9% Preferred Stock may not be redeemed and the Company may not purchase or otherwise acquire any shares of the 9% Preferred Stock.

     Except as indicated below or as required by the Delaware General Corporation Law, the holders of the 9% Preferred Stock are not entitled to vote.

     If at any time dividends payable on the 9% Preferred Stock are in arrears and unpaid in an amount equal to or exceeding the amount of dividends payable thereon for six quarterly dividend periods, the holders of the 9% Preferred Stock, voting separately as a class with the holders of any other series of preferred stock of the Company so entitled as provided in the certificate of such series, will have the right to elect two (2) directors of the Company, such directors to be in addition to the number of directors constituting the Board of Directors of the Company immediately prior to the accrual of that right. So long as the Company's Board of Directors is divided into classes, the directors of the Company so elected by the holders of shares of the 9% Preferred Stock and of such other series of preferred stock so entitled will be elected to the classes with the longest remaining terms. Such voting rights will continue for the 9% Preferred Stock until all dividends accumulated and payable on that stock have been paid in full, at which time such voting rights of the holders of the 9% Preferred Stock will terminate, subject to revesting in the event of a subsequent similar arrearage. Upon any termination of such voting right with respect to the 9% Preferred Stock and any other series of preferred stock which may then have such right, subject to the requirements of the Delaware General Corporation Law, the term of office of all the directors so elected by preferred stockholders voting separately as a class will terminate.

     The approval of the holders of at least a majority of the shares of the 9% Preferred Stock then outstanding will be required to amend, alter or repeal any of the provisions of the Restated Certificate of Incorporation or the Certificate of Designation or to authorize any reclassification of the 9% Preferred Stock, in either case so as to affect adversely the preferences, special rights or privileges or voting power of the 9% Preferred Stock, either directly or indirectly. A similar majority vote of the holders of the shares of the 9% Preferred Stock then outstanding is required (a) to authorize or create any class of stock senior to the 9% Preferred Stock as to dividends or distributions upon liquidation or (b) to create, issue or increase the authorized number of shares of any series of the Company's authorized preferred stock ranking senior to the 9% Preferred Stock as to dividends or distributions upon liquidation.

     The 9% Preferred Stock has special rights that become effective upon the occurrence of certain types of significant transactions affecting corporate control or ownership of the Company. The holders of the 9% Preferred Stock shall have the right effective for thirty days following the mailing date of a notice disclosing a Change in Control, as defined below, to require the Company to repurchase all or any part of their shares of 9% Preferred Stock on the date that is no later than 45 days after the date of such repurchase right notice, at a repurchase price equal to $25.00 per share, plus accrued and unpaid dividends to the repurchase date with respect to such shares. The Company may satisfy its repurchase obligations through the issuance of shares of Common Stock (valued at the Market Price of the Common Stock).

     A "Change in Control" means the occurrence of any of the following events after the date of original issuance of the 9% Preferred Stock: (i) any person (including any entity or group deemed to be a "person" under Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) becomes the direct or indirect beneficial owner (as determined in accordance with Rule 13d-3 under the Exchange Act) of shares of the Company's capital stock representing greater than 50% of the total voting power of all shares of capital stock of the Company entitled to vote in the election of Directors under ordinary circumstances or to elect a majority of the Board of Directors of the Company, (ii) the Company sells, transfers or otherwise disposes of all or substantially all of the assets of the Company,
(iii) when, during any period of 12 consecutive months after the date of original issuance of the 9% Preferred Stock, individuals who at the beginning of any such 12-month period constituted the Board of Directors of the Company (together with any new directors whose election by such Board or whose nomination for election by the stockholders of the Company was approved by a vote of a majority of the directors still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of the Board of Directors of the Company then in office (excluding from such calculation any election of directors by holders of the 9% Preferred Stock), or (iv) the date of the consummation of the merger or consolidation of the Company with another corporation where the stockholders of the Company immediately prior to the merger or consolidation, would not beneficially own immediately after the merger or consolidation, shares entitling such stockholders to 50% or more of all votes (without consideration of the rights of any class of stock to elect directors by a separate class vote) to which all stockholders of the corporation issuing cash or securities in the merger or consolidation would be entitled in the election of directors, or where members of the Board of Directors of the Company immediately prior to the merger or consolidation, would not immediately after the merger or consolidation, constitute a majority of the board of directors of the corporation issuing cash or securities in the merger or consolidation. See "Description of Capital Stock -- Class B Stock" for certain rights of Class B Stockholders.

     As used herein, "Market Price" of a share of the Common Stock will be the average of the Closing Prices of the Common Stock for the ten trading days ending on the last trading day preceding the date of the Change in Control.

REGISTRAR AND TRANSFER AGENT

     Chase Mellon Shareholder Services, L.L.C., is the Registrar and Transfer Agent for the 9% Preferred Stock as well as the Common Stock.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a summary of certain anticipated United States federal income tax consequences resulting from the purchase, ownership, conversion and disposition of Debentures and the Common Stock. The summary is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, court decisions and rulings by the Internal Revenue Service (the "IRS") now in effect, all of which are subject to change, possibly with retroactive effect. The summary assumes that the Debentures will be held as "capital assets" as defined in the Code. The summary does not address: (1) tax consequences to any holder of the Debentures or Common Stock under any federal tax laws (including, without limitation, estate and gift tax laws) other than income tax laws or under any foreign, state or local tax laws of any type; (2) special rules pertaining to integrated transactions of which the ownership of the Debentures or Common stock is a part, such as hedging, conversion or straddle transactions;
(3) tax consequences to subsequent holders of Debentures or Common Stock; or (4) tax consequences that result from the tax status or particular circumstances of the holder. Thus, for example, the summary does not discuss the treatment of holders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, corporations subject to the alternative minimum tax, and tax-exempt entities. PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF THE DEBENTURES IN LIGHT OF THEIR PERSONAL INVESTMENT CIRCUMSTANCES, AND THE CONSEQUENCES UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

CLASSIFICATION OF THE DEBENTURES

     Although the characterization of an instrument as debt or equity must be based on all the facts and circumstances, the Company anticipates that the Debentures will be treated as debt for federal income tax purposes. Accordingly, the remainder of this discussion assumes that the Company will treat the Debentures as debt and that such treatment will be respected.

STATED INTEREST

     Stated interest on the Debentures will be includable in income in accordance with the holder's method of accounting for federal income tax purposes.

REDEMPTION OR SALE OF DEBENTURES OR COMMON STOCK

     Generally, a redemption or sale of the Debentures or the Common Stock will result in taxable gain or loss equal to the difference between the amount of cash and fair market value of other property received for such Debentures or Common Stock and the holder's adjusted tax basis in the Debentures or Common Stock, as the case may be. To the extent that the amount received is attributable to accrued and unpaid interest not previously included in income, however, that amount will be taxed as ordinary income. All other gain or loss will be a capital gain or loss. In the case of non-corporate taxpayers, capital gains realized on Debentures or on the Common Stock held (i) one year or less will be treated as short-term gains and taxed at the individual's ordinary income tax rate; (ii) more than one year and not more than 18 months will be treated as mid-term gains and taxed at a rate of 28%; and (iii) more than 18 months will be treated as long-term gains and taxed at a maximum rate of 20%. Capital gains recognized by corporate taxpayers are subject to tax at the ordinary income tax rates applicable to corporations.

     In addition, holders should consult their own tax advisors regarding the availability and effect of a certain tax election to mark-to market Debentures or Common Stock held on January 1, 2001.

CONVERSION OF THE DEBENTURES INTO COMMON STOCK

     No gain or loss will generally be recognized upon conversion of the Debentures into shares of Common Stock, except with respect to any cash paid in lieu of fractional shares of Common Stock. The tax basis of the Common Stock received upon conversion will be equal to the tax basis of the Debenture converted therefor (other than the portion of the tax basis of the Debentures attributable to a fractional share of Common Stock for which cash is received by the holder) and the holding period of the Common Stock received upon conversion will include the holding period of the Debentures converted.

ADJUSTMENT OF CONVERSION PRICE

     Holders of convertible debentures may be deemed to have received constructive distributions where the conversion price is adjusted to reflect property distributions with respect to stock into which such debentures are convertible. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Debentures, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the Debentures may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments were made, the holders of Debentures might be deemed to have received constructive distributions. Similarly, in certain circumstances, the failure to make appropriate adjustments to the conversion price of the Debentures may be treated as a constructive distribution. Such constructive distributions could be taxable to holders as dividends (subject to a possible dividends received deductions in the case of corporate holders). Generally, a holder's tax basis in the Debenture will be increased by the amount of any such constructive distributions.

BACKUP WITHHOLDING

     Under the backup withholding provisions of the Code and applicable Treasury regulations, a holder of the Debentures or Common Stock may be subject to backup withholding at the rate of 31% with respect to dividends or interest paid on, or the proceeds of a sale, exchange or redemption of the Debentures or Common Stock, unless such holder (a) is a corporation or comes within certain other exempt categories and when required demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. The Company will, where required, report to the holders of the Debentures and the IRS the amount of any "reportable payments" and amount withheld with respect to the Debentures during the taxable year. The amount of any backup withholding from a payment to a holder will be allowed as a credit against the holder's federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

                                 LEGAL MATTERS

     The validity of the Securities offered hereby will be passed upon for the Company by Weisman Celler Spett & Modlin, P.C., New York, New York. Howard S. Modlin, a member of Weisman Celler Spett & Modlin, P.C., is a Director and Secretary of the Company.

                                    EXPERTS

     The consolidated balance sheets as of September 30, 1997 and 1996 and the consolidated statements of operations and accumulated deficit and cash flows for each of the three years in the period ended September 30, 1997 incorporated by reference in this Prospectus have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    3
Incorporation of Certain Documents by
  Reference...........................    4
Prospectus Summary....................    5
Risk Factors..........................    7
Use of Proceeds.......................   12
Selected Consolidated Financial and
  Operating Data......................   13
Selling Holders.......................   15
Plan of Distribution..................   18
Description of Debentures.............   18
Registration Rights Agreement.........   25
Description of Capital Stock..........   25
Certain Federal Income Tax
  Considerations......................   31
Legal Matters.........................   32
Experts...............................   32

======================================================
======================================================

                                GENERAL DATACOMM
                                INDUSTRIES, INC.
                        $25,000,000 PRINCIPAL AMOUNT OF

                     7 3/4% CONVERTIBLE SENIOR SUBORDINATED
                              DEBENTURES DUE 2002

                        $25,000,000 PRINCIPAL AMOUNT OF
                       NONCONVERTIBLE SENIOR SUBORDINATED
                                 NOTES DUE 2002

                        4,287,429 SHARES OF COMMON STOCK
                              --------------------

                                   PROSPECTUS
                              --------------------
                                JANUARY 28, 1998

======================================================